UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2020

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Celyad SA

On May 6, 2020, Celyad SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Filippo Petti, Maria Koehler and Dominic Piscitelli contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on May 6, 2020

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and Nasdaq: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell-based therapies, today announced that Dr. Maria Koehler and Mr. Dominic Piscitelli have been appointed as independent members to its Board of Directors, effective as of March 24 and May 6, respectively.

“We are delighted to announce the appointment of Dr. Maria Koehler and Mr. Dominic Piscitelli to our Board of Directors given the tremendous industry experience and wealth of knowledge both will offer Celyad as we continue to build an oncology-focused organization rich with expertise,” said Filippo Petti, Chief Executive Officer of Celyad. “We look forward to Maria’s strategic advice as we continue to advance key elements of our developmental pipeline and expand on the clinical evidence supporting our CAR-T programs. In addition, Dominic’s broad financial, operational and strategic experience will provide the company with essential guidance as we look to build a competitive oncology business.”

Dr. Koehler said, “Celyad is at a pivotal moment in its history and I am excited to be joining the Board at this time. I look forward to bringing my experience as an oncologist with a broad understanding of drug development to Celyad and its robust pipeline of CAR-T candidates for the treatment of hematological malignancies and solid tumors.”

Mr. Piscitelli stated, “The advancements that Celyad is making in its clinical and preclinical CAR-T programs has positioned the company as an exciting company to watch throughout the cell therapy landscape. I believe the opportunity to further leverage the company’s underlying technology platforms and intellectual property provides tremendous opportunities to drive long-term shareholder value.”

Dr. Koehler has more than 20 years of experience in oncology drug development. She currently serves as Chief Medical Officer at Repare Therapeutics. Prior to her current role, she was Chief Medical Officer of Bicycle Therapeutics. She previously served as Vice President of Strategy and Innovation for Pfizer Oncology, spearheading major acquisitions and strategic portfolio decisions. As the Pfizer Oncology Integrated Development Leader, she was integral in the development of IBRANCE® (palbociclib) for the treatment of metastatic breast cancer. Her professional experience includes academic clinical work in Poland, Germany and the United States, and executive positions at AstraZeneca, GlaxoSmithKline and Pfizer.

In addition to her extensive pharmaceutical executive experience, Dr. Koehler is also known for a number of accomplishments in academia, including serving as an associate professor at the University of Pittsburgh and the director of Bone Marrow Transplant at St. Christopher’s Hospital in Philadelphia. Her advisory roles included scientific and strategic support for NCI1, ASCO2, EORTC3 and Breast Cancer IMPAKT4 Scientific Boards, and the Breast Cancer Research Foundation. She received her M.D. and Ph.D. from the Silesian Medical School in Poland.

Mr. Piscitelli brings more than 20 years of industry experience, including debt and equity financings, in-licensing transactions, acquisitions, marketing partnerships and commercial product launches, including playing a part in the commercials launches of XTANDI® (enzalutamide) and Tarceva® (erlotinib). Since September 2019, Mr. Piscitelli has served as the Chief Financial Officer of ORIC Pharmaceuticals, a publicly

[1]	NCI: National Cancer Institute
[2]	ASCO: American Society of Clinical Oncology
[3]	EORTC: European Organisation for Research and Treatment of Cancer
[4]	IMPAKT: IMProving cAre and Knowledge through Translational research traded clinical stage oncology company. Prior to joining ORIC, from 2017 until 2019, he was Chief Financial Officer of AnaptysBio, where he helped raise over $500 million in an IPO and follow-on financings.

From 2012 until 2017, Mr. Piscitelli was Vice President of Finance, Strategy and Investor Relations at Medivation and played a key role in its acquisition by Pfizer Inc. in 2016. Prior to his tenure at Pfizer, he served as Senior Director of Collaborations and Operations Finance at Astellas Pharma. Mr. Piscitelli also served in various roles, and ultimately as the Vice President Treasury & Management Finance, at OSI Pharmaceuticals and played a significant role in their acquisition by Astellas in 2010. Mr. Piscitelli began his career with KPMG and is a certified public accountant. He earned a bachelor’s degree in accounting and an MBA from Hofstra University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: May 2, 2020	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer